Exhibit 99.1

High Tide Reports Approximately $1.37 Million in Retail Sales on 4/20 and Releases Updated Cabana Club Membership Numbers

The Company Also Announces Winner of 4/20 Cabana Club Prize Package

CALGARY, AB, April 25, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, today announced approximately CAD$1,372,600 in total retail gross revenues ("Total Sales") across all retail platforms on April 20, 2022 ("4/20"), representing a 76.21% increase from the previous Wednesday. The Company's Canadian bricks-and-mortar stores reported a 63.05% increase, while sales across its e-commerce platforms (Grasscity.com, Smokecartel.com, Dailyhighclub.com, Dankstop.com, Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de) reported an increase of 129.41% over the previous Wednesday.

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4/20 PRIZE PACKAGE WINNER

As a celebration of the growth in the Company's Cabana Club loyalty program and in commemoration of 4/20, High Tide selected the winner of this exclusive prize package through a random draw on April 20, 2022 at 4:20 PM Mountain Time. The prize package consists of a hybrid car valued at approximately $42,000, or a cash equivalent, as well as an all-expenses paid roundtrip to Calgary and dinner with Raj Grover, the Company's President and Chief Executive Officer. The Company is excited to announce that the prize package has been awarded to Kyle Pinington.

"These robust 4/20 sales numbers exceeded our expectations and are a reflection of our successful, rapid organic and acquisition-based growth strategy. Our Cabana Club loyalty program has also been growing impressively, standing at approximately 478,000 members as of yesterday, which is an increase of 95.1% since the launch of our discount club model six months ago on October 20, 2021. I am thrilled by the success of our Cabana Club prize package giveaway, which was the first of its kind in the North American cannabis sector, and based on all of the positive feedback from our members, I am pleased to announce that we have decided to make the contest an annual 4/20 tradition at Canna Cabana," said Raj Grover, President and Chief Executive Officer of High Tide. "Our sales numbers and continued revenue growth, particularly from our e-commerce platforms, again validate our strategy with respect to growth in the United States which, unlike most of our competitors, is not reliant on federal cannabis legalization and is instead based on accretive acquisitions that drive revenue growth today. The future looks great for our continued momentum, and I look forward to all that is yet to come throughout the rest of 2022 and beyond," added Mr. Grover.

GRANT OF OPTIONS

Separately, High Tide granted 40,000 stock options to certain employees, pricing determined by the TSX Venture Exchange close price the day before this press release, exercisable over a period of three (3) years, that fully vest over a two (2) year period.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised Canadian retailer of recreational cannabis as measured by revenue, with 117 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

High Tide Inc. April 25, 2022 (CNW Group/High Tide Inc.)

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SOURCE High Tide Inc.

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For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 25-APR-22